20012808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrasher & Chambers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SE 28th Street, Suite 1
(No. and Street)

Bentonville	AR	72712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Norm Katz, CPA
(Name – *if individual, state last, first, middle name*)

5933 Harvest Hill RD 2095	Dallas	TX	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Chambers, Inc., as of April 3, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kim Ruopp
Notary Public
Benton County, Arkansas
Comm. Exp. 06/04/2029
Commission No. 12707775

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Thrasher & Chambers

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/19

Contents

Independent Auditors Report

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm@NormKatzCPA.com

April 2, 2020

Independent Auditor's Report

Board of Directors and Shareholders
Thrasher & Chambers, Inc.
1001 SE 28th Street
Bentonville, AR 72712

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Thrasher & Chambers, Inc. as of December 31, 2019 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Thrasher & Chambers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrasher & Chambers, Inc. as of December 31, 2016, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with respect to the financial statements of Thrasher & Chambers, Inc. Supplemental Information is the responsibility of Thrasher & Chambers, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm@NormKatzCPA.com

statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I determined the extent to which the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. §240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as the Company's auditor since December 2019.

Sincerely,

Certified Public Accountant
PCAOB #6587

Thrasher & Chambers, Inc.
Financial Statements
Statement of Financial Condition
12/31/19

Assets		Dec 31, 19
Current Assets		
	Checking	98,701
Other Current Assets		
	Commissions Receivable	23,136
	12b1 Fees (Non Allowable)	46,859
	Hilltop Securities (Clearing Deposit)	15,000
Total Other Current Assets		84,995
Total Current Assets		183,696
Fixed Assets, Net		
		16,308
Total Assets		200,004
Liabilities & Equity		
Liabilities		
Current Liabilities		
	Accounts Payable	2,828
Other Current Liabilities		
	State Withheld	2,316
	Accrued State Unemployment	62
	Accrued Federal Unemployment	44
	SIMPLE Withheld	227
Total Other Current Liabilities		2649
Total Liabilities		5,478
Equity		
	Common Stock	57,514
	Retained Earnings	65,525
	Additional Paid in Capital	6,900
	Distributions David	-26,202
	Distributions Mark	4,000
	Net Income	86,790
Total Equity		194,527
Total Liabilities & Equity		200,004

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Financial Statements
Statement of Operations
For the Year-Ended 12/31/19

	Jan-Dec 19
Ordinary Income Expenses	
Income	
Commissions	819,617
Total Income	819,617
Expense	
Payroll	
Salaries & Wages	177,536
Officer Salaries	353,812
Payroll Taxes	34,082
Shareholder's Health Insurance	7,004
Employee Benefits	1,626
SIMPLE IRA Plan	18,950
Total Payroll	593,010
Occupancy	15,400
General Taxes and Licenses	986
Maintenance and Repairs	266
Legal and Accounting	15,768
Advertising	2,276
Automotive	17,034
Dues and Subscriptions	5,687
Insurance	5,337
Telephone	7,438
Utilities	8,170
Office Supplies and Expense	6,525
Meals and Entertainment	2,078
Postage	1,907
Commissions and Contract Labor	12,000
Charitable Contributions	8,020
Meetings and Education	1,372
Fees Withheld by Hilltop	29,550
Total Expense	732,824
Net Ordinary Income	86,793
Net Income	86,793

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended 12/31/19

Operating Activities	
Net Income	86,790
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Commissions Receivable (Allows)	-18,698
12b1 Fees (Non Allowable)	-10,222
Accounts Payable	2,718
Accrued Expenses	-2,361
Net Cash provided by Operating Activities	58,227
Financing Activities	
Retained Earnings	-94,139
Distributions	71,937
Net Cash used by Financing Activities	-22,202
Net Cash Increases for year	36,025
Cash at beginning of year	77,676
Cash at end of year	113,701

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended 12/31/19

	Preferred Stock		Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder Equity
	Shares	Amount	Share	Amount	Shares	Amount	Amount	Amount
Balance as of January 1, 2019	0	0	100	$57,514	0	$6900	$57,098	$121,512
Net Income							$86,793	$86,793
Distributions							0	0
Balance as of December 31, 2019	0	0	100	$57,514	0	$6900	$143,891	$208,305

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Notes to Financial Statements
As of and for the Year-Ended 12/31/19

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm. The Company has adopted a calendar year end.

Description of Business

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. As of December 31, 2018, there are no cash equivalents.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2019, there is no cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are

based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Revenue Recognition

Commission revenues are recorded by the company when the service is rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory services.

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Advertising

The Company follows the policy of charging advertising to expense as incurred.

Financial Instrument with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

Subsequent Event:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 20, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1. As of the December 31, 2018, the Company had net capital of $46,942 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .3533 to 1, as of December 31, 2017. There are no differences between net capital as computed in Company's Part IIA of Form X-17A-5 filed for the period ended December 31, 2018.

NOTE C - SIMPLE IRA PLAN

The company has a SIMPLE IRA plan established with American Funds. Employee's of the company are eligible to participate if they have been employeed for 1 year. The company contributions will match contributions equal to 100% of elective deferrals, up to a limit of 3% of compensation for the calendar year.

NOTE D – NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The

guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recoginze revenue when (or as) the entitiy satisfies a performance obligation.

In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of broker commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE E – Rent

The company leased office space under a non-cancellable operating lease expiring February 28, 2019. The company now pays on month to month basis.

Straight lined rent expense paid for the year ended Decembers 31, 2019 was $15,400.

NOTE F – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization.

NOTE G – FIXED ASSETS

Following are the major classification of fixed assets:

	2019
Office Equipment	$ 43,731
Automobiles	48,298
Accumulated Depreciation – Office Equip	$ 27,424
Accumulated Depreciation - Auto	48,298
	$ 16,307

NOTE H – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE J – RELATED PARTY TRANSACTIONS

The company has an agreement with the shareholder, David Thrasher, that distributions will be made on his behalf to pay for certain expenses in lieu of a physical check. David Thrasher recieves a set salary and all other commissions earned by David will be distributed to pay for certain expenses. David's total distributions for 2019 was $26,202. No outstanding distributions were owed to David at year end, December 2019.

Thrasher & Chambers, Inc.
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/19

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/19

<u>Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

Thrasher & Chambers, Inc.

Supplementary Statements Pursuant to SEC Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12-31-2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during Its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12-31-2019, the Company had net capital of $130,097 which was $125,097 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 5.18. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever Is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemutive Provision Possession and Control

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3(k) (2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadeuacies

This audit did not disclose any material inadequacies in the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEC Rule 15c3-1. The firm is exempt from 15c-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Norman Katz, CPA
PCAOB 65

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/19

Auditor's Agreed Upon Procedures Report Pursuant to SEA Rule 17a-5(e)(4)

NORMAN KATZ, CPA

5933 Harvest Hill Road
Suite 2095
Dallas TX 75230
Email: Norm@NormKatzCPA.com

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5 Of the Securities and Exchange Act of 1934
As of 12-31-2019 and for the Year then Ended

SIPC Reconciliation Report Pursuant to SEC 17a-5(C)(4)

Thrasher & Chambers, Inc. is a member of the Securities Investors Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2019, which were agreed to by Thrasher & Chambers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Audited total Revenue for the period of January 01, 2019 through December 31, 2019 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no underreported revenue.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant, PCAOB #6587

April 2, 2020

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/19

SIPC Payment Schedule

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 823,393

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 811,488

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 29,550

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 841,038

2d. SIPC Net Operating Revenues $ -17,645

2e. General Assessment @ .0015 $ -0-

(to page 1, line 2.A.)